Mercedes-Benz Auto Lease Trust 2016-A
Investor Report

Collection Period Ended   30-Apr-2016

Amounts in USD

Dates

Collection Period No.	2	
Collection Period (from... to)	1-Apr-2016	30-Apr-2016
Determination Date	12-May-2016	
Record Date	13-May-2016	
Payment Date	16-May-2016	
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Apr-2016 16-May-2016	Actual/360 Days 31
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... 5/15/201	15-Apr-2016 15-May-2016	30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	280,000,000.00	212,094,419.15	179,286,147.44	32,808,271.71	117.172399	0.640308
Class A-2A Notes	429,000,000.00	429,000,000.00	429,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	184,000,000.00	184,000,000.00	184,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	325,000,000.00	325,000,000.00	325,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	79,930,000.00	79,930,000.00	79,930,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,297,930,000.00**	**1,230,024,419.15**	**1,197,216,147.44**	**32,808,271.71**		
Overcollateralization	262,079,098.90	277,903,071.07	279,241,629.20			
Total Securitization Value	**1,560,009,098.90**	**1,507,927,490.22**	**1,476,457,776.64**			
present value of lease payments	546,777,200.24	494,182,155.59	467,569,680.75			
present value of Base Residual Value	1,013,231,898.66	1,013,745,334.63	1,008,888,095.89			

	Amount	Percentage
Initial Overcollateralization Amount	262,079,098.90	16.80%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	279,241,629.20	17.90%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	263,641,538.18	16.90%
Current Overcollateralization Amount	279,241,629.20	17.90%

Mercedes-Benz Auto Lease Trust 2016-A
Investor Report

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.650000%	118,713.96	0.423978	32,926,985.67	117.596377
Class A-2A Notes	1.340000%	479,050.00	1.116667	479,050.00	1.116667
Class A-2B Notes	0.992750%	157,295.72	0.854868	157,295.72	0.854868
Class A-3 Notes	1.520000%	411,666.67	1.266667	411,666.67	1.266667
Class A-4 Notes	1.690000%	112,568.08	1.408333	112,568.08	1.408333
Total		**1,279,294.43**		**$34,087,566.14**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,482,008,643.96**	**1,429,927,035.28**	**1,398,457,321.70**

Available 2016-A Collections		Distribution on the Exchange Note	

Available 2016-A Collections	
Lease Payments Received	27,841,802.21
Net Sales Proceeds-early terminations (incl Defaulted Leases)	11,837,209.29
Net Sales Proceeds-scheduled terminations	861,602.04
Excess wear and tear included in Net Sales Proceeds	4,842.45
Excess mileage included in Net Sales Proceeds	62,432.96
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	5,246.25
Total Available Collections	**40,545,859.79**

Distribution on the Exchange Note	
(1) Total Servicing Fee	1,256,606.24
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (1.70%)	2,025,729.97
(3) Exchange Note Principal Distributable Amount	32,808,271.71
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	4,455,251.87
Total Distribution	**40,545,859.79**

Available Funds ABS Notes		Distributions ABS Notes	

Available Funds ABS Notes	
Total Exchange Note Payments	34,834,001.68
Reserve Account Draw Amount	0.00
Total Available Funds	**34,834,001.68**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,279,294.43
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	32,808,271.71
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	746,435.54
Total Distribution	**34,834,001.68**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,256,606.24	1,256,606.24	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,279,294.43	1,279,294.43	0.00
thereof on Class A-1 Notes	118,713.96	118,713.96	0.00
thereof on Class A-2A Notes	479,050.00	479,050.00	0.00
thereof on Class A-2B Notes	157,295.72	157,295.72	0.00
thereof on Class A-3 Notes	411,666.67	411,666.67	0.00
thereof on Class A-4 Notes	112,568.08	112,568.08	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,279,294.43	1,279,294.43	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	32,808,271.71	32,808,271.71	0.00
Principal Distribution Amount	32,808,271.71	32,808,271.71	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,900,022.75
Reserve Fund Amount - Beginning Balance	3,900,022.75
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	496.85
minus Net Investment Earnings	496.85
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,900,022.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	496.85
Net Investment Earnings on the Exchange Note	
Collection Account	4,749.40
Investment Earnings for the Collection Period	5,246.25

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,560,009,098.90	37,427
Securitization Value beginning of Collection Period	1,507,927,490.22	37,041
Principal portion of lease payments	18,391,746.34	
Terminations- Early	10,787,976.26	
Terminations- Scheduled	803,693.54	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,486,297.44	
Securitization Value end of Collection Period	1,476,457,776.64	36,671
Pool Factor	94.64%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	3.86%	7.27%
Weighted Average Remaining Term (months)	23.45	20.66
Weighted Average Seasoning (months)	12.34	15.13
Aggregate Base Residual Value	1,158,924,346.82	1,134,751,547.29
Cumulative Turn-in Ratio		85.55%
Proportion of base prepayment assumption realized life to date		170.57%
Actual lifetime prepayment speed		0.56%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,474,542,378.29	36,629	99.87%
31-60 Days Delinquent	1,662,979.39	36	0.11%
61-90 Days Delinquent	252,418.96	6	0.02%
91-120 Days Delinquent	0.00	0	0.00%
Total	1,476,457,776.64	36,671	100.00%

Delinquency Trigger	**4.861%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.017%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	996,832.54	22	2,395,847.08	54
Liquidation Proceeds	789,176.61		2,180,779.87	
Recoveries	89,223.50		89,223.50	
Principal Net Credit Loss / (Gain)	118,432.43		125,843.71	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.095%
Prior Collection Period	0.006 %
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	0.051%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.008%

Average Net Credit Loss / (Gain)   2,330.44

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	12,081,134.70	348	26,265,938.62	701
Sales Proceeds and Other Payments Received	12,355,146.66		27,364,954.49	
Residual Loss / (Gain)	(274,011.96)		(1,099,015.87)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.220)%
Prior Collection Period	(0.645%)
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.433)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.070)%

Average Residual Loss / (Gain)   (1,567.78)